Filed by Kayne Anderson Energy Total Return Fund, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company:

Kayne Anderson Energy Total Return Fund, Inc.

Commission File No. 811-21750

KYE Recorded Message:

Hello, this is Kevin McCarthy, CEO of Kayne Anderson Energy Total Return Fund or KYE. On July 17th, we will be holding a Special Meeting of Stockholders to vote on the merger of KYE into Kayne Anderson Midstream/Energy Fund. You should have received proxy materials related to the meeting and this merger proposal. If you haven’t done so already, I encourage you to read the proxy statement carefully and vote your shares. You can vote now by pressing 1 to be connected to a proxy specialist who can walk you through the voting process. If this message was recorded on your voice mail, please call 833-795-8494 to vote your shares. Your vote is very important and your consideration is greatly appreciated. Thank you.